EXHIBIT 99.1

Solaris Announces Results of Annual General Meeting of Shareholders

VANCOUVER, British Columbia, June 24, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) announces that all matters presented for approval at Solaris’ annual meeting of shareholders held today, as more particularly set out in the Company’s Management Information Circular dated May 9, 2024, have been approved. These matters included:

  Electing each of the Company’s six nominees as directors of the Company; and
  Re-appointing KPMG LLP, Chartered Professional Accountants, as auditors of the Company for the ensuing year and authorizing the audit committee of the board of directors to fix their remuneration.

A summary of the results is provided below:

Name of Nominee	Votes For		Votes Withheld
	Number	%	Number	%
Richard Warke	97,433,274	94.59	5,574,134	5.41
Daniel Earle	97,048,917	94.22	5,958,491	5.78
Poonam Puri	101,290,222	98.33	1,717,186	1.67
Donald R. Taylor	85,079,112	82.60	17,928,296	17.40
Kevin Thomson	101,150,494	98.20	1,856,914	1.80
Ron Walsh	83,486,676	81.05	19,520,732	18.95
Appointment of Auditors	104,674,147	99.90	106,786	0.10

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.